Exhibit 97.1

POLICY FOR THE RECOVERY OF ERRONEOUSLY AWARDED COMPENSATION

1.Purpose. The purpose of this Seaboard Corporation (“Company”) Policy for the Recovery of Erroneously Awarded Compensation (“Policy”) is to describe certain circumstances in which Executive Officers will be required to repay or return Erroneously Awarded Compensation to the Company Group. Each Executive Officer shall sign an acknowledgement or other agreement pursuant to which such Executive Officer will agree to be bound by, and comply with, this Policy.
2.Administration. This Policy shall be administered by the Board of Directors of the Company (“Board”). The Board is authorized to interpret and construe this Policy and to make all determinations necessary, appropriate or advisable for the administration of this Policy.  Notwithstanding the foregoing, it is intended that this Policy be interpreted in a manner that is consistent with the requirements of Section 10D of the Securities Exchange Act of 1934, as amended, and any applicable rules or standards adopted by the Securities and Exchange Commission (“SEC”) or the NYSE American LLC (“NYSE American”), and, to the extent this Policy is in any manner deemed inconsistent with such rules or standards, this Policy shall be treated as retroactively amended to be compliant with such rules or standards.
3.Definitions. For purposes of this Policy, the following terms shall have the meanings set forth below.
(a)“Accounting Restatement” means an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements (a “Big R” restatement), or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (a “little r” restatement).
(b)“Clawback Eligible Incentive Compensation” means, in connection with an Accounting Restatement and with respect to each individual who served as an Executive Officer at any time during the applicable performance period for any Incentive-based Compensation, all Incentive-based Compensation Received by such Executive Officer (i) on or after the Effective Date, (ii) after beginning service as an Executive Officer, (iii) while the Company has a class of securities listed on a national securities exchange or a national securities association, and (iv) during the applicable Clawback Period.
(c)“Clawback Period” means, with respect to any Accounting Restatement, the three completed fiscal years of the Company immediately preceding the Restatement Date and any transition period (that results from a change in the Company’s fiscal year) of less than nine months within or immediately following those three completed fiscal years.
(d)“Company Group” means the Company, together with each of its direct and indirect subsidiaries.
(e)“Effective Date” means October 2, 2023.
(f)“Erroneously Awarded Compensation” means, with respect to each Executive Officer in connection with an Accounting Restatement, the amount of Clawback Eligible Incentive Compensation that exceeds the amount of Incentive-based Compensation that otherwise would have been Received had it been determined based on the restated amounts, computed without regard to any taxes paid.
(g)“Executive Officer” means each individual who is or was designated as an “officer” of the Company in accordance with 17 C.F.R. 240.16a-1(f). Executive Officer for purposes of this Policy includes, at a minimum, executive officers identified pursuant to 17 C.F.R. 229.401(b).

(h)“Financial Reporting Measure” means any measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any other measure that is derived wholly or in part from such measure. For the avoidance of doubt, a Financial Reporting Measure need not be presented in the Company's financial statements or included in a filing with the SEC.  Stock price and total shareholder return shall, for purposes of this Policy, each be considered a Financial Reporting Measure.
(i)“Incentive-based Compensation” means any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a Financial Reporting Measure.
(j)“Received” means actual or deemed receipt, and Incentive-based Compensation shall be deemed received in the Company’s fiscal period during which the Financial Reporting Measure specified in the Incentive-based Compensation award is attained, even if payment or grant of the Incentive-based Compensation occurs after the end of that period.
(k)“Restatement Date” means the earlier to occur of (i) the date the Board, a committee of the Board, or the officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement, or (ii) the date a court, regulator, or other legally authorized body directs the Company to prepare an Accounting Restatement, in each case regardless of if or when the restated financial statements are filed.
4.Repayment of Erroneously Awarded Compensation.
(a)In the event of an Accounting Restatement, the Board shall reasonably promptly determine the amount of any Erroneously Awarded Compensation for each Executive Officer in connection with such Accounting Restatement and shall reasonably promptly thereafter provide each Executive Officer with a written notice containing the amount of Erroneously Awarded Compensation and a demand for repayment or return, as applicable. For Incentive-based Compensation based on stock price or total shareholder return where the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in the applicable Accounting Restatement, the amount shall be determined by the Board based on a reasonable estimate of the effect of the Accounting Restatement on the stock price or total shareholder return upon which the Incentive-based Compensation was Received (in which case, the Company shall maintain documentation of such determination of that reasonable estimate and provide such documentation to the NYSE American).
(b)The Board shall have broad discretion to determine the appropriate means of recovery of Erroneously Awarded Compensation based on all applicable facts and circumstances, which methods of recovery need not be applied on a consistent basis; provided in any case that any such method provides for reasonably prompt recovery and otherwise complies with any requirements of the NYSE American. For the avoidance of doubt, except as set forth in Section 4(d) below, in no event may the Company Group accept an amount that is less than the amount of Erroneously Awarded Compensation in satisfaction of an Executive Officer’s obligations.
(c)To the extent that an Executive Officer fails to repay all Erroneously Awarded Compensation to the Company Group when due, the Company shall take all actions reasonable and appropriate to recover such Erroneously Awarded Compensation from the applicable Executive Officer. The applicable Executive Officer shall be required to reimburse the Company Group for any and all expenses reasonably incurred (including legal fees) by members of the Company Group in recovering such Erroneously Awarded Compensation in accordance with the terms of this Policy.
(d)Notwithstanding anything herein to the contrary, the Company shall not be required to take the actions contemplated by this Section 4 if the following conditions are met and a majority of the independent directors serving on the Board determines that recovery would be impracticable:
(i)The direct expenses paid to a third party to assist in enforcing the Policy against an Executive Officer would exceed the amount to be recovered, after the Company has made a reasonable attempt to recover the applicable Erroneously Awarded Compensation, documented such attempts, and provided such documentation to the NYSE American;
(ii)Recovery would violate home country law where that law was adopted prior to November 28, 2022; provided that, before determining that it would be impracticable to recover any amount of Erroneously Awarded Compensation based on violation of home country law, the Company has obtained an opinion of home country counsel, acceptable to the NYSE American, that recovery would result in such a violation, and a copy of the opinion has been provided to the NYSE American; or
(iii)Recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company Group, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.
5.Reporting and Disclosure. The Company shall file all disclosures with respect to this Policy in accordance with the requirements of the federal securities laws, including disclosures required by applicable SEC filings.
6.Indemnification Prohibition. No member of the Company Group shall indemnify any Executive Officer (including for the avoidance of doubt any former Executive Officer) against (a) the loss of any Erroneously Awarded Compensation that is repaid, returned or recovered pursuant to this Policy, or (b) any claims relating to the enforcement by any member of the Company Group of its rights under this Policy.
7.Effective Date. This Policy shall be effective as of the Effective Date and shall apply to applicable Incentive-based Compensation Received on or after such date.
8.Amendment; Termination. The Board may amend this Policy from time to time in its discretion and shall amend this Policy as it deems necessary, including as and when it determines that it is legally required by any federal securities laws, SEC rule, or the rules of any national securities exchange or national securities association on which the Company’s securities are listed. The Board may terminate this Policy at any time. Notwithstanding anything in this Section 8 to the contrary, no amendment or termination of this Policy shall be effective if such amendment or termination would (after taking into account any actions taken by the Company contemporaneously with such amendment or termination) cause the Company to violate any federal securities laws, SEC rule, or the rules of any national securities exchange or national securities association on which the Company’s securities are listed.
9.Other Recoupment Rights; Company Group Claims. The Board intends that this Policy will be applied to the fullest extent of the law. The Board may require that any employment agreement, equity award agreement, or any other agreement entered into on or after the Effective Date shall, as a condition to the grant of any benefit thereunder, require an employee to agree to abide by the terms of this Policy to the extent applicable, and any employment agreement, equity award agreement, or any other agreement entered into with an employee of any member of the Company Group before, on or after the Effective Date may be unilaterally amended by any member of the Company Group to comply with this Policy. Any right of recoupment under this Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to any member of the Company Group under applicable law, regulation or rule or pursuant to the terms of any similar policy or provision in any employment agreement, equity award agreement, or similar agreement and any other legal remedies available to the members of the Company Group.
10.Successors. This Policy shall be binding and enforceable against all Executive Officers and their beneficiaries, heirs, executors, administrators or other legal representatives.